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                                                                    EXHIBIT 99.1



         CHARTERED ISSUES STATEMENT ON TECHNOLOGY DEVELOPMENT AGREEMENT


In view of the queries we have received relating our technology development agreement with IBM Microelectronics (IBM) with the announcement of an agreement between IBM and Advanced Micro Devices Inc (AMD) on 8 January 2003 (U.S. time), the Company wishes to state the following:

1. The Chartered-IBM joint development agreement is a separate agreement, unrelated to the IBM-AMD agreement. The scope of our agreement with IBM does not include silicon-on-insulator (SOI), which is included in the IBM-AMD agreement as mentioned in the IBM-AMD press release.

2. For further details on the Chartered-IBM agreement, please refer to our press release which was issued on 26 November 2002.